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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Morton's Restaurant Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   619429 10 3
                                 (CUSIP Number)

                               Barry W. Florescue
                          c/o BFMA Holding Corporation
                         50 East Sample Road, Suite 400
                          Pompano Beach, Florida 33064
                                 (800) 675-6115

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 21, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
 1)  Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     BFMA HOLDING CORPORATION
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3)  SEC Use Only

--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization

          DELAWARE
--------------------------------------------------------------------------------
                7)   Sole Voting Power
                     298,500
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8)   Shared Voting Power
BENEFICIALLY         0
  OWNED BY     -----------------------------------------------------------------
    EACH        9)   Sole Dispositive Power
  REPORTING          298,500
   PERSON      -----------------------------------------------------------------
    WITH       10)   Shared Dispositive Power
                     0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     298,500
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                             [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     7.2%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
 1)  Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     FLORESCUE FAMILY CORPORATION
--------------------------------------------------------------------------------
 2)   Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3)  SEC Use Only

--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization
          NEVADA
--------------------------------------------------------------------------------
                7)  Sole Voting Power
                    29,100
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8)  Shared Voting Power
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH        9)  Sole Dispositive Power
  REPORTING         29,100
   PERSON      -----------------------------------------------------------------
    WITH       10)  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     29,100
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     0.7%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
 1)  Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     BARRY W. FLORESCUE
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3)  SEC Use Only

--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization
          UNITED STATES
--------------------------------------------------------------------------------
                7)  Sole Voting Power
                    327,600
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8)  Shared Voting Power
BENEFICIALLY        56,300
  OWNED BY     -----------------------------------------------------------------
    EACH        9)  Sole Dispositive Power
  REPORTING         327,600
   PERSON      -----------------------------------------------------------------
    WITH       10)  Shared Dispositive Power
                    56,300
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     383,900
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     9.3%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
 1)  Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     NED L. SIEGEL
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3)  SEC Use Only

--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization
          UNITED STATES
--------------------------------------------------------------------------------
                7)  Sole Voting Power
                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8)  Shared Voting Power
BENEFICIALLY        56,300
  OWNED BY     -----------------------------------------------------------------
    EACH        9)  Sole Dispositive Power
  REPORTING         0
   PERSON      -----------------------------------------------------------------
    WITH       10)  Shared Dispositive Power
                    56,300
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     56,300
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     1.4%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
 1)  Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     RICHARD A. BLOOM
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3)  SEC Use Only

--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization
          UNITED STATES
--------------------------------------------------------------------------------
                7)  Sole Voting Power
                    5,000
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8)  Shared Voting Power
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH        9)  Sole Dispositive Power
  REPORTING         5,000
   PERSON      -----------------------------------------------------------------
    WITH       10)  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,000
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     0.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
 1)  Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     CHARLES W. MIERSCH
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3)  SEC Use Only

--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization
          UNITED STATES
--------------------------------------------------------------------------------
                7)  Sole Voting Power
                    500
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8)  Shared Voting Power
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH        9)  Sole Dispositive Power
  REPORTING         500
   PERSON      -----------------------------------------------------------------
    WITH       10)  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     500
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     0.0%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

     This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement in Schedule 13D relating to the event date of January 25, 2001 (the "Schedule 13D") filed by BFMA Holding Corporation, Florescue Family Corporation, Barry W. Florescue and Ned L. Siegel. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the
Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

     Item 2 has been amended and restated in its entirety to read as follows:

     This Statement is being filed jointly by (i) BFMA Holding Corporation ("BFMA"), a Delaware corporation, (ii) Florescue Family Corporation, a Nevada corporation ("FFC"), (iii) Barry W. Florescue, the President, Chief Executive Officer, director and controlling shareholder of BFMA and the sole officer and director and controlling shareholder of FFC ("Florescue"), (iv) Ned L. Siegel, the President of The Siegel Group (a privately held real estate investment company) and a director of BFMA ("Siegel"), (v) Richard A. Bloom, the Senior Vice President of Marietta Corporation, the primary operating subsidiary of BFMA ("Marietta"), and a director of BFMA ("Bloom"), and (vi) Charles W. Miersch, the Senior Associate Dean for Corporate Relations and Institutional Advancement at William E. Simon Graduate School of Business Administration at the University of Rochester and a director of BFMA ("Miersch" and, collectively with BFMA, FFC, Florescue, Siegel and Bloom, the "Reporting Persons"). The principal business office and address of each of BFMA, FFC and Florescue is 50 East Sample Road, Suite 400, Pompano Beach, Florida 33064. The principal business office and address of Siegel is c/o The Siegel Group, 5000 Blue Lake Drive, Suite 150, Boca Raton, Florida 33431. The principal business office and address of Bloom is c/o Marietta Corporation, 37 Huntington Street, Cortland, New York 13045. The principal business office and address of Miersch is 2-217 Carol Simon Hall, University of Rochester, Rochester, New York 14627-0102.

     BFMA is a holding company whose primary operating subsidiary Marietta is a manufacturer of guest amenities for the lodging industry and a contract packager primarily for the personal care products industry. FFC is a company whose principal business is investing in real estate and other assets. Florescue, Siegel, Bloom and Miersch each is a citizen of the United States. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     The information set forth below is given with respect to each of the executive officers and directors of BFMA, excluding Florescue, Siegel, Bloom and Miersch, such being all of the persons enumerated in Instruction C to this Statement. The first column indicates the name and business address of the person and the second column indicates the person's present principal occupation or employment and present material positions. None of the following persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Each of the following persons is a United States citizen.

                                              PRINCIPAL OCCUPATION OR
     NAME AND PRINCIPAL                           EMPLOYMENT AND
      BUSINESS ADDRESS                          MATERIAL POSITIONS
      ----------------                          ------------------


Philip A. Shager                      Senior Vice President, Chief Financial
c/o Marietta Corporation              Officer and Treasurer of BFMA and Marietta
37 Huntington Street
Cortland, New York 13045

Logan D. Delany, Jr.                  Director of BFMA
41 North Broadway                     Director of Marietta
Irvington, New York 10533-1316        President of Delany Capital Management
                                      Corp. (a privately held investment company and consulting firm)
                                      Chairman of the Board of EAD Motors, Inc.
                                      (a privately held manufacturer of electric motors) Chairman of the Board of HH Smith, Inc. (a privately held manufacturer of electrical connectors and electronic hardware) Chairman of the Board of Elinco, Inc. (a privately held manufacturer of electric motors) Director of AllVertical,
                                      Inc. (a privately held internet portal and web hosting company)

Charles I. Weissman                   Assistant Secretary and a director of BFMA
c/o Swidler Berlin Shereff            and Marietta
Friedman, LLP                         Attorney - Partner in Swidler Berlin
The Chrysler Building                 Shereff Friedman, LLP
405 Lexington Ave.
New York, New York 10174

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

     Item 3 has been amended and restated in its entirety to read as follows:

     The funds used by BFMA to purchase the Common Stock came from the working capital of BFMA, and such funds may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The funds used by FFC to purchase the Common Stock came from the working capital of FFC, and such funds may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The funds used by each of Florescue, Siegel, Bloom and Miersch to purchase the Common Stock came from their personal funds and such funds may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

     The first paragraph of Item 4 has been amended and restated in its entirety to read as follows:

     The Reporting Persons believe that the Common Stock is currently undervalued and have acquired the Common Stock to increase their shareholder position in the Issuer. The Reporting Persons are considering various alternatives with respect to their shareholder position. In addition, BFMA has nominated three individuals - Richard A. Bloom, Logan D. Delany, Jr. and Charles
W. Miersch - for election to the Issuer's Board of Directors at its 2001 Annual Meeting. BFMA believes that the election of its nominees represents the best means for the Issuer's shareholders to communicate to the Issuer's directors their desire to act to maximize value for all of the Issuer's shareholders. Florescue has owned and controlled restaurants and restaurant properties in the past.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

     Item 4(a) has been amended and restated in its entirety to read as follows:

     (a) As of the date hereof, Florescue is deemed to be the beneficial owner of 327,600 shares of Common Stock, which represents approximately 7.9% percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission), which includes 298,500 shares of Common Stock for which BFMA has sole voting power and sole dispositive power and an additional 29,100 shares of Common Stock which FFC has sole voting power and sole dispositive power. In addition, as of the date hereof, Florescue and Siegel are deemed to be the joint beneficial owners of 56,300 shares of Common Stock, which represents approximately 1.4% percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission).

         As of the date hereof, Richard A. Bloom is deemed to be the beneficial owner of 5,000 shares of Common Stock, which represents less then one percent of issued and outstanding

Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission).

         As of the date hereof, Charles W. Miersch is deemed to be the beneficial owner of 500 shares of Common Stock, which represents less then one percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission).

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

     Item 6 has been amended and restated in its entirety to read as follows:

         BFMA has nominated three individuals - Richard A. Bloom, Logan D. Delany, Jr. and Charles W. Miersch - for election to the Issuer's Board of Directors at its 2001 Annual Meeting and intends to solicit proxies on their behalf. BFMA believes that the election of its nominees represents the best means for the Issuer's shareholders to communicate to the Issuer's directors their desire to act to maximize value for all of the Issuer's shareholders.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

         Exhibit A. Agreement of Joint Filing.

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 21, 2001

                                           BFMA HOLDING CORPORATION

                                           By: /s/ Barry W. Florescue
                                               ---------------------------------
                                               Name: Barry W. Florescue
                                               Title: Chief Executive Officer


                                           FLORESCUE FAMILY CORPORATION

                                           By: /s/ Barry W. Florescue
                                               ---------------------------------
                                               Name: Barry W. Florescue
                                               Title: President


                                           /s/ Barry W. Florescue
                                           -------------------------------------
                                               Barry W. Florescue


                                           /s/ Ned L. Siegel
                                           -------------------------------------
                                               Ned L. Siegel


                                           /s/ Richard A. Bloom
                                           -------------------------------------
                                               Richard A. Bloom


                                           /s/ Charles W. Miersch
                                           -------------------------------------
                                               Charles W. Miersch

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Morton's Restaurant Group, Inc., and that this Agreement be included as an attachment to such filing.

     This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 21st day of March, 2001.

                                            BFMA HOLDING CORPORATION

                                            By: /s/ Barry W. Florescue
                                                --------------------------------
                                                Name: Barry W. Florescue
                                                Title: Chief Executive Officer


                                            FLORESCUE FAMILY CORPORATION

                                            By: /s/ Barry W. Florescue
                                                --------------------------------
                                                Name: Barry W. Florescue
                                                Title: President


                                            /s/ Barry W. Florescue
                                            ------------------------------------
                                                Barry W. Florescue


                                            /s/ Ned L. Siegel
                                            ------------------------------------
                                                Ned L. Siegel


                                            /s/ Richard A. Bloom
                                            ------------------------------------
                                                Richard A. Bloom


                                            /s/ Charles W. Miersch
                                            ------------------------------------
                                                Charles W. Miersch